Filed by BioCancell Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended Subject Company: BioCancell Therapeutics Inc. Subject Company’s Commission File No.: 000-53708

Filed below is a disclosure contained in a Current Report on Form 8-K issued by BioCancell Therapeutics Inc. on November 7, 2011 regarding a corporate restructuring:

On November 3, 2011, the board of directors of BioCancell Therapeutics Inc. ("BioCancell Inc.") authorized BioCancell Inc.'s management to proceed with a corporate restructuring, intended primarily to ease fundraising and simplify BioCancell Inc.'s public disclosure obligations, as follows:

BioCancell Inc. was incorporated in Delaware and its securities are traded on the Tel Aviv Stock Exchange ("TASE") alone. As a result, BioCancell Inc. currently reports both to the Israel Securities Authority in accordance with the Israeli Securities Law - 1968 and to the Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, which makes both management and fundraising unduly difficult for BioCancell Inc.

As a result, BioCancell Inc.'s board of directors has instructed its management to consider a restructuring via reverse merger, the result of which will be that all securityholders of BioCancell Inc. would receive securities of a new company registered in Israel (BioCancell Ltd.) in return for their securities of BioCancell Inc. The securities of BioCancell Ltd. are to bear the same terms and conditions as those of BioCancell Inc. At the end of the process, BioCancell Ltd. will hold 100% of the equity of BioCancell Inc., and its securities will be traded on the TASE.

The proposed restructuring does not include any change in BioCancell Inc.'s activities or in the proportion of holdings of any securityholder, but is rather a technical step intended to solve the aforementioned difficulties.

Such restructuring is not certain at this time, and is subject to continued feasibility considerations and final approval by the board of directors, following which it will be subject to additional approvals, including regulatory approvals in Israel and the U.S., disclosures in Israel and the U.S. and approval of the stockholders of BioCancell Inc. There is thus no certainty that corporate restructuring as described above, or at all, will be completed.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the corporate restructuring, BioCancell Ltd. will file with the SEC a registration statement on Form F-4, which will include a proxy statement of BioCancell Inc. and a prospectus of BioCancell Ltd. and other relevant materials in connection with the proposed transactions.  BioCancell Inc. will file the same proxy statement/prospectus with the SEC as well as mail it to BioCancell Inc. stockholders.

The proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, free copies of the documents filed with the SEC by BioCancell Inc. will be available on the BioCancell Inc. website at http://www.biocancell.com/.  BioCancell Ltd. does not currently have a company website. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Forward Looking Statement

 This filing contains "forward-looking" statements, including statements that may relate to the further development and potential safety and efficacy of BC-819 or other products under development by BioCancell Inc., as well as BioCancell Inc.'s development strategy. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. There are a number of important factors that could cause the results of BioCancell Inc. to differ materially from those indicated by these forward-looking statements, including, among others, the risk that the U.S. Food and Drug Administration may require changes to the protocols and informed consents for clinical trials, which changes may have a material adverse effect on the timing of, and BioCancell Inc.'s ability to conduct, those clinical trials, risks related to the clinical advancement of BioCancell Inc.'s products, including, but not limited, to the risk that clinical trials may not demonstrate safety and efficacy sufficient to obtain the requisite regulatory approvals or to result in a marketable product and risks related to the potential for others to develop similar products. BioCancell Inc.does not undertake any obligation to update forward-looking statements.